Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alberto-Culver Company

(Commission File No. 1-5050)

2 2 Howard B. Bernick Howard B. Bernick President and CEO, President and CEO, Alberto-Culver Company Alberto-Culver Company

3 3
Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales;
loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the cost and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the date of this presentation, and there is no undertaking to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-
K, the Current Report on Form 8-K, dated June 20, 2006, and the Current
Report on Form 8-K dated June 22, 2006, filed with the SEC and available at the SEC’s internet site
(http://www.sec.gov).

4 4 Pending Separation Pending Separation

5 5 $1.4 Billion+ $895 Million+ DISTRIBUTION Alberto-Culver Company Alberto-Culver Company $1.3 Billion+ CONSUMER PRODUCTS

6 6 Consistent Revenue Growth Consistent Revenue Growth ($ in millions) $822 $3,531

7 7 Consistent EPS Growth Consistent EPS Growth (Diluted EPS) $0.35 One Time Gains ($ per share) * Before Non-Core Items $2.37*

8 8
Alberto-Culver
Alberto-Culver
FY ‘06 Nine Months / 3Q Results
FY ‘06 Nine Months / 3Q Results
6.4%
6.0%
15.2%
15.0%
15.6%
16.4%
19.5%
20.2%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
Sales Diluted EPS* Net Earnings* Advertising
Nine Months Third Quarter
Change vs. Prior Year
*Excluding non-core items.

9 9 1991 1993 1995 1997 1999 2001 2003 2005 Excludes $.01/share special dividend paid in 1993 ($ per share) $0.07 $0.52 Continuous Dividend Increases Continuous Dividend Increases

10 10 Reasons for the Split… Reasons for the Split… Channel Conflicts Channel Conflicts

11 11
Metrics of Split
Metrics of Split
ACV Shareholders will own
ACV Shareholders will own
approximately 52.5% of the new
approximately 52.5% of the new
Sally/BSG
Sally/BSG
Clayton, Dubilier & Rice will Invest
Clayton, Dubilier & Rice will Invest
$575 Million to Obtain a 47.5% Equity
$575 Million to Obtain a 47.5% Equity
Stake in Sally/BSG
Stake in Sally/BSG
Transaction Implies Sally Enterprise
Transaction Implies Sally Enterprise
Value, Including $1.85 Billion of New
Value, Including $1.85 Billion of New
Sally Debt, of Approximately $3.0
Sally Debt, of Approximately $3.0
Billion
Billion
Sally/BSG will be a $2.4 Billion
Sally/BSG will be a $2.4 Billion
Company Generating Nearly $300
Company Generating Nearly $300
Million in EBITDA
Million in EBITDA

12 12 ACV Holders Receive… ACV Holders Receive… New Share of Consumer Products (100% Ownership) New Share of Sally/BSG (52.5% Ownership) $25 Cash

13 13 Gary Winterhalter Gary Winterhalter President, President, Sally Beauty Company, Inc. Sally Beauty Company, Inc.

14 14 FY 2005 Sales (millions) $2,254 6/30/06 Employees +18,000 Stores 3,318 Distributor Sales Consultants +1,200 Beauty Supply Distribution Beauty Supply Distribution

15 15
Future Opportunities
Future Opportunities
Accelerated Store Openings
Accelerated Store Openings
Geographic Expansion
Geographic Expansion
Acquisitions
Acquisitions
Stepped-up Advertising Campaign
Stepped-up Advertising Campaign

16 16 V. James Marino V. James Marino President, President, Alberto-Culver Consumer Products Worldwide Alberto-Culver Consumer Products Worldwide

17 17
Flexible Balance Sheet:
Flexible Balance Sheet:
New Alberto-Culver
New Alberto-Culver
14.6%
37.1%
44.4%
52.5%
54.0%
72.2%
82.1%
87.3%
0.0% 20.0% 40.0% 60.0% 80.0% 100.0%
ACV
CENT
CHD
CHTT
PBH
SPC
PYX
ENR
Net Cash of
Net Cash of
Approximately $50 Million
Approximately $50 Million
Strong Cash Flows
Strong Cash Flows
Cash on Hand and
Cash on Hand and
Borrowing Power to:
Borrowing Power to:
– Pursue Strategic
Acquisitions
– Invest in the Business
– Pay Dividends
– Share Repurchases
Total Debt / Total Capitalization (1)
(1)  Latest SEC 10-Q Filing.  ACV is Pro-forma (post separation of Consumer and Sally/BSG).

18 18
Future Goals
Future Goals
Mid to High Single Digit Sales Growth
Mid to High Single Digit Sales Growth
Complemented by Strategic Acquisitions
Complemented by Strategic Acquisitions
Gradual Margin Expansion
Gradual Margin Expansion

19 19
We believe
We believe
Companies don’t succeed,
Companies don’t succeed,
People Do.
People Do.
We believe
We believe
Our success for another 50 years
Our success for another 50 years
can only come from innovative,
can only come from innovative,
values-driven team players.
values-driven team players.

20 20